UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Apricus Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

652903-10-5
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 652903-10-5	Page 2 of 8 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 21,203,577
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 21,203,577
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,203,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.95%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 652903-10-5	Page 3 of 8 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 21,203,577
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 21,203,577
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,203,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.95%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 652903-10-5	Page 4 of 8 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,076,508
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,076,508
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,076,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.55%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 652903-10-5	Page 5 of 8 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Domestic Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,127,069
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,127,069
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,127,069
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.91%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 652903-10-5	Page 6 of 8 Pages
SCHEDULE 13D
Item 1.                            Security and Issuer.
This statement constitutes Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) relating to the Common Stock, par value $0.001 (the “Shares”), issued by Apricus Biosciences, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 23, 2015, as amended by Amendment No. 1 thereto (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.
Item 3 of the Initial Schedule 13D is hereby amended by adding the following:

Upon the Second Closing (as defined in the Subscription Agreement), the Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 21,203,577 Shares (including warrants (the “Warrants”) to purchase an aggregate of 6,724,525 Shares). The aggregate purchase price of the Shares and the Warrants that the Reporting Persons purchased in the Second Closing was approximately $5,850,000. The source of funding for these Shares and Warrants was the general working capital of the respective purchasers.
Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:
On March 3, 2016, the Second Closing was consummated pursuant to the terms of the Subscription Agreement.  At the Second Closing, the Sarissa Funds purchased from the Issuer pursuant to an effective registration statement and a related prospectus supplement filed with the Securities and Exchange Commission an aggregate of 6,647,728 Shares and Warrants to purchase an additional 3,323,863 Shares at a combined purchase price of $0.88 per Share and related Warrant, or approximately $5,850,000 in the aggregate.  The Warrants issued at the Second Closing have an exercise price of $0.88 per share, will be exercisable beginning six months and one day after the date of issuance and will expire on the seventh anniversary of the date of issuance.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) After the Second Closing, the Reporting Persons may be deemed to beneficially own, in the aggregate, 21,203,577 Shares (including 6,724,525 Shares underlying the Warrants) representing approximately 30.95% of the Issuer's outstanding Shares (based upon (i) the 52,942,892 Shares stated to be outstanding as of February 4, 2016 by the Issuer in the proxy statement filed with the Securities and Exchange Commission on February 5, 2016, (ii) the 14,479,052 Shares owned by the Sarissa Funds after giving effect to the Second Closing under the Subscription Agreement, (iii) the 6,724,525 Shares underlying the Warrants held by the Sarissa Funds after giving effect to the Second Closing, and (iv) the 8,835,229 Shares issued to investors (including the Sarissa Funds) at the Second Closing).

(b) For purposes of this Schedule 13D:

CUSIP No. 652903-10-5	Page 7 of 8 Pages
SCHEDULE 13D

After the Second Closing, Sarissa Domestic has sole voting power and sole dispositive power with regard to 13,127,069 Shares (including 4,167,252 Shares underlying the Warrants).  After the Second Closing, Sarissa Offshore has sole voting power and sole dispositive power with regard to 8,076,508 Shares (including the 2,557,273 Shares underlying the Warrants).  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 21,203,577 Shares (including 6,724,525 Shares underlying the Warrants) held by the Sarissa Funds after the Second Closing.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 21,203,577 Shares (including 6,724,525 Shares underlying the Warrants) held by the Sarissa Funds after the Second Closing.

CUSIP No. 652903-10-5	Page 8 of 8 Pages
SCHEDULE 13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2016

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner